HBOSplc

3 November 2003

The Mound
Edinburgh
EH1 1YZ

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line   0131 243 5586
Fax No   0131 243 5516

Your Ref: 82/3240 and
82/5003

Exemption

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period 1st October to 31st October 2003.

Announcements made to the London Stock Exchange:-

01.10.03	Rule 8 Disclosure - W M Morrison
01.10.03	Rule 8 Disclosure - Safeway plc
02.10.03	Rule 8 Disclosure - Debenhams
02.10.03	Rule 8 Disclosure - Safeway plc
02.10.03	Director Shareholding - A H Hornby
03.10.03	Halifax House Price Index - September 2003
03.10.03	Directorate Change
03.10.03	Rule 8 Disclosure - WM Morrison
03.10.03	Rule 8 Disclosure - WM Morrison
03.10.03	Rule 8 Disclosure - Safeway plc
03.10.03	Rule 8 Disclosure - Aberdeen Asset Management
03.10.03	Director Shareholding - Halifax Nominees Ltd
06.10.03	Rule 8 Disclosure - WM Morrison
06.10.03	Rule 8 Disclosure - Safeway
06.10.03	Rule 8 Disclosure - Aberdeen Asset Management
06.10.03	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
07.10.03	HBOS notification of major interest in Vernalis plc
07.10.03	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
07.10.03	Rule 8 Disclosure - WM Morrison
08.10.03	Rule 8 Disclosure - Aberdeen Asset Management
08.10.03	Rule 8 Disclosure - Safeway plc
08.10.03	Rule 8 Disclosure - Safeway plc
08.10.03	Rule 8 Disclosure - Mcleod Russel Holding
08.10.03	Rule 8 Disclosure - WM Morrison
08.10.03	Rule 8 Disclosure - WM Morrison
08.10.03	Director Shareholding - HBOS plc Employee Trust Limited
09.10.03	Rule 8 Disclosure - Safeway plc

09.10.03	Rule 8 Disclosure - WM Morrison
09.10.03	Holdings in Company - Numerica Group PLC
10.10.03	Rule 8 Disclosure - Safeway plc
10.10.03	Pricing Supplement - JPY 50,000,000,000
13.10.03	Rule 8 Disclosure - WM Morrison
13.10.03	Rule 8 Disclosure - WM Morrison
14.10.03	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
14.10.03	Rule 8 Disclosure - Fusion Oil & Gas
14.10.03	Rule 8 Disclosure - WM Morrison
14.10.03	Rule 8 Disclosure - WM Morrison
14.10.03	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
15.10.03	Rule 8 Disclosure - WM Morrison
15.10.03	Rule 8 Disclosure - Debenhams plc
16.10.03	Rule 8 Disclosure - Aberdeen Asset Management
16.10.03	Rule 8 Disclosure - WM Morrison
16.10.03	Additional Listing - 3,968,171
16.10.03	HBOS has material & non material interest in Helphire Group
17.10.03	Rule 8 Disclosure - Aberdeen Asset Management
17.10.03	HBOS Pricing Supplement
20.10.03	Rule 8 Disclosure - WM Morrison
20.10.03	Director Shareholding - HBOS plc Share Dividend Plan.
21.10.03	Rule 8 Disclosure - WM Morrison
22.10.03	Rule 8 Disclosure - WM Morrison
23.10.03	Cybit Holdings announced three-year partnership with Lex Vehicle
23.10.03	Rule 8 Disclosure - Aberdeen Asset Mgt
23.10.03	Rule 8 Disclosure - Safeway plc
23.10.03	Rule 8 Disclosure - Safeway plc
23.10.03	Rule 8 Disclosure - WM Morrison
23.10.03	Rule 8 Disclosure - WM Morrison
23.10.03	Rule 8 Disclosure - Debenhams plc
24.10.03	Rule 8 Disclosure – Safeway plc
24.10.03	Rule 8 Disclosure – Safeway plc
24.10.03	Rule 8 Disclosure – WM Morrison
27.10.03	Listing Particulars – US$1,000,000,000
27.10.03	Listing Particulars – US$750,000,000,000
27.10.03	Rule 8 Disclosure – Safeway plc
27.10.03	Rule 8 Disclosure – WM Morrison
27.10.03	Rule 8 Disclosure – WM Morrison
28.10.03	Rule 8 Disclosure – Safeway plc
29.10.03	Director Shareholding – Bank of Scotland Profit Sharing Stock Ownership Scheme
29.10.03	Rule 8 Disclosure - WM Morrison
30.10.03	Rule 8 Disclosure – Safeway plc
30.10.03	Rule 8 Disclosure – McLeod Russel Holdings
30.10.03	Rule 8 Disclosure – Rule 8 Disclosure – ROK Prop Solutions
30.10.03	Rule 8 Disclousre – WM Morrison-Amendment
30.10.03	Rule 8 Disclosure – WM Morrison
31.10.03	Rule 8 Disclosure – ROK Property

Documents lodged at Companies House:

5 Form 88(2)'s – Return of Allotment of	4,136,027	Shares registered on 01.10.03
4 Form 88(2)'s – Return of Allotment of	48,014	Shares registered on 03.10.03
1 Form 88(2)'s – Return of Allotment of	317,905	Shares registered on 06.10.03
1 Form 88(2)'s – Return of Allotment of	12,910	Shares registered on 07.10.03
3 Form 88(2)'s – Return of Allotment of	228,305	Shares registered on 08.10.03
4 Form 88(2)'s – Return of Allotment of	93,663	Shares registered on 10.10.03
5 Form 88(2)'s – Return of Allotment of	41,805	Shares registered on 15.10.03
1 Form 88(2)'s – Return of Allotment of	204,808	Shares registered on 16.10.03

2 Form 88(2)'s – Return of Allotment of	3,974,171 Shares registered on 17.10.03
1 Form 88(2)'s – Return of Allotment of	1,004 Shares registered on 21.10.03
5 Form 88(2)'s – Return of Allotment of	197,387 Shares registered on 22.10.03
2 Form 88(2)'s – Return of Allotment of	19,687 Shares registered on 23.10.03
1 Form 88(2)'s – Return of Allotment of	7,000 Shares registered on 27.10.03
5 Form 88(2)'s – Return of Allotment of	104,823 Shares registered on 29.10.03
1 Form 88(2)'s – Return of Allotment of	424 Shares registered on 30.10.03

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully,

Kenny Melville
Company Secretarial Assistant



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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison
Released	11:13 1 Oct 2003
Number	4021Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...01/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...29/09/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	3,350	£2.15

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,755,698.. (1.128 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

...HBOS plc and its subsidiaries...

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:15 1 Oct 2003
Number	4023Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…01/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …30/09/2003…….

Dealing in …SAFEWAY plc…………………………….(name of company)

(1) Class of securities (eg ordinary shares) …Ord 25p…………………………………………………...

(2) Amount bought	Amount sold	Price per unit
	741,887	£2.80
	2,352	£2.88

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………19,542,286………………………………………… (1.848 %)

(4) Party making disclosure …HBOS plc…..……………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) …………………………………….……

OR (b) If dealing for discretionary client(s), name of fund management organisation

…………HBOS plc and its subsidiaries………………………….

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ……………………………………..

If category (8), explain ………………………………………………………………………

………………………………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	11:57 2 Oct 2003
Number	4566Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...02/10/2003.....

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ......01/10/2003.........

Dealing in ......Debenhams...plc..(name of company)

(1) Class of securities (eg ordinary shares) ....Ord 10p..............................

(2) Amount bought	Amount sold	Price per unit
35,000		£4.711

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....5,266,973..................... (1.454%)

(4) Party making disclosure ...HBOS plc..........................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

....................HBOS plc and its subsidiaries

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ....Kenny Melville................................

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

   8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

    * References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

    References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

    \# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Full Text Announcement

 
Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:58 2 Oct 2003
Number	4570Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...02/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...01/10/2003.......

Dealing in ...SAFEWAY plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...

(2) Amount bought	Amount sold	Price per unit
	10,674	£2.813

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....19,531,612.. (1.847 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

............HBOS plc and its subsidiaries............................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	Halifax PLC
TIDM	59NB
Headline	House Price Index September
Released	07:30 3 Oct 2003
Number	4839Q

Halifax House Price Index

National Index   September

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **440.0**   Monthly Change **1.5%**   Annual Change **18.6%**

Standardised Average Price (seasonally adjusted) **£135,958**

Key Points

- House prices increased by 1.5% in September, underlining the strength of the market.

- 2003 is definitely the 'Year of the North'. On an annual basis, house price gains in the North (38%), Yorkshire and the Humber (and Wales (32%) have significantly outstripped those recorded in the south of England. In the south, house price gains over the year have been: Greater London (9%), the South West (12%), the South East (12%) and East Anglia (16%).

- Prices in Greater London increased by 2.1% in the third quarter, more than reversing the 0.7% fall in the second quarter. Despit rise, annual house price inflation in Greater London continues to slow, falling to 8.6% from 11.5% in the second quarter. The ca remains at the bottom of the regional annual house price growth table with annual house price inflation below 10% for the first ti since Quarter 1, 2001.

- North of the border in Scotland, strong price rises over the last six months have caused the annual rate of house price inflation than double in the last year, from 7% in 2002 Quarter 3 to 20%.

- The annual rate of house price inflation is likely to fall from its current rate of 18.6% over the next two months, as prices will prol rise more slowly than last autumn when record monthly increases were registered.

Commenting on the figures Martin Ellis, Chief Economist, said:

"House prices increased by 1.5% in September, slightly ahead of the rises recorded in both July and August.

The latest Bank of England figures on the number of mortgage loans approved for house purchase, a reliable

housing market indicator, demonstrate that there has been a pick-up in activity in recent months. The number of approvals averaged a seasonally adjusted 114,000 per month in the three months to August, 19% higher than in the preceding three months. The House Builders' Federation has also reported a sharp rise in interest in new homes in the last few months. These findings underline the ongoing strength of the housing market.

In contrast to the second quarter of the year when there were modest falls in London and the South East, house prices increased in all the regions of mainland Britain during the third quarter. Price rises in southern England, however, were modest by comparison to northern Britain with the biggest price gains achieved in Yorkshire and the Humber, Scotland and the North West.

The latest figures confirm that 2003 is the 'year of the north' with a clear north/south divide in house price performance over the past year. Prices have increased most in the North region where prices have gone up by over one-third since this time last year. North of the border, strong price rises over the last six months have caused the annual rate of house price inflation in Scotland to more than double in the last year to 20%. London has seen the smallest rise with an annual increase of 9%.

There has been a narrowing in the gap between prices in the north and south during the past 12 months, although there remains a substantial differential. The average price in London is now £129,100 higher than in the North region, over £8,000 lower than the gap of £137,300 in the third quarter of 2002.

A combination of low interest rates and high employment levels continues to support housing demand. The relatively low level of prices in relation to average earnings across northern Britain has, however, given prices an extra boost in this part of the country. Labour market trends have also been favourable in the north over the past year, reinforcing the impact of more affordable housing.

The rapid rise in prices in the north means that prices are not as low in relation to earnings as a year ago. This is expected to act as an increasing brake on the housing market in regions outside the south and Midlands over the next 12 months, causing a slowdown in house price inflation in these areas and a more even pattern in house price growth across the country in 2004."

NOTE: The 18.6% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is compiled with care. Persons seeking to place reliance upon it for commercial purposes do so however at their own risk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Directorate Change
Released	12:21 3 Oct 2003
Number	5109Q

Senior Appointments at HBOS plc

The board of HBOS plc has today announced some important senior appointments.

Colin Matthew moves from Chief Executive Business Banking to take up the newly created role of Chief Executive, Strategy and International Operations, and will direct the development of the Group's operations in Australia and Ireland.

HBOS is well on track to double its market share of the UK business banking market from 3% to 6% by the end of 2004. The Group now aims to accelerate this rate of growth by more closely aligning its organisational structure with its SME customers. The Direct Business Bank, serving the needs of smaller businesses, will therefore become part of the Retail Banking division, led by Andy Hornby. At the same time George Mitchell, Chief Executive Corporate Banking, will assume responsibility for the larger SMEs alongside his existing corporate banking role.

After 27 years' service with Bank of Scotland and HBOS, Gordon McQueen, the Chief Executive of HBOS Treasury Services, has announced his intention to retire at the end of the year. Previously, Gordon held a number of senior posts within Bank of Scotland, including Head of International Division, Head of Treasury, Head of UK Banking (England) and Group Treasury and Finance Director. He will be succeeded by Lindsay Mackay, currently Head of Treasury.

"Gordon's knowledge of the financial markets is unrivalled," says James Crosby. "He made a formidable contribution to Bank of Scotland's success before masterminding the creation of HBOS Treasury Services. We wish him well in his retirement."

Ends

Contacts:

Investors

Charles Wycks - 0131 243 5509 or 07747 790456

Press

Shane O'Riordain – 0207 905 9632 or 07770 544585

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	12:36 3 Oct 2003
Number	5135Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...03/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...01/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
1,500		£2.167

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,832,198.. (1.133 %)

(4) Party making disclosure ...HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

...HBOS plc and its subsidiaries...

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison
Released	12:39 3 Oct 2003
Number	5136Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…03/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …02/10/2003…….

Dealing in …MORRISON (WM) SUPERMARKET plc…………………………….(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p………………………………………………....

(2) Amount bought	Amount sold	Price per unit
75,000		£2.174

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………17,832,198………………………………………. (1.133 %)

(4) Party making disclosure …HBOS plc…..………………………………………….……..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ………..

OR (b) If dealing for discretionary client(s), name of fund management organisation

…HBOS plc and its subsidiaries…………………………………….………………….

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) …………………………….…………..

If category (8), explain …………………………………………………………………………

…………………………………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	12:41 3 Oct 2003
Number	5138Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…03/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …02/10/2003…….

Dealing in …SAFEWAY plc…………………………….(name of company)

(1) Class of securities (eg ordinary shares) …Ord 25p………………………………………………...

(2) Amount bought	Amount sold	Price per unit
1,000		£2.859

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………19,532,612………………………………………… (1.847 %)

(4) Party making disclosure …HBOS plc……………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ……………………………………….

OR (b) If dealing for discretionary client(s), name of fund management organisation

…………HBOS plc and its subsidiaries………………………….

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ……………………………………...

If category (8), explain ……………………………………………………………………………

………………………………………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Aberdeen Asset Mgmt
Released	14:10 3 Oct 2003
Number	5180Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…03/10/2003..

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …02/10/2003..

Dealing in ………Aberdeen Asset Management plc.(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p………………………………………………………....

(2) Amount bought	Amount sold	Price per unit
1		£0.655

(3) Resultant total of the same class owned or controlled

(and percentage of class) ……2,466,477……………… (1.394%)

(4) Party making disclosure ...…HBOS plc.………………………………………………………....…..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) …HBOS plc………..

OR (b) If dealing for discretionary client(s), name of fund management organisation

……

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ………………………………………..

If category (8), explain …………………………………………………………………………………

……

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:15 3 Oct 2003
Number	5335Q

1) Name of company:

HBOS plc

2) Name of Director:

  (a) James Crosby

  (b) Mike Ellis

  (c) Sir Ronald Garrick

  (d) Andy Hornby

3) Is holding in own name/wife's name or non-beneficial:

  (a) own name

  (b) (i) own name (ii) spouse

  (c) spouse

  (d) own name

4) Name of registered holder:

Halifax Nominees Limited

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s):

  (a) Director

  (b) (i) Director (ii) spouse

  (c) spouse

  (d) Director

6) Please state the nature of the transaction and the nature and extent of the
Director's interest in the transaction:

PEP/ISA re-investments

7) Number of shares/amount of stock acquired:

(a) 11

(b) (i) 16 (ii) 34

(c) 44

(d) 17

8) Percentage of issued class: (a) to (d) de minimis

9) Number of shares/amount of stock disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share:

(a) to (d) 802.2p

13) Date of transaction:

(a) to (d) 30.07.03

14) Date company informed: 3rd October 2003

15) Total holding following this notification:

(a) 184,273

(b) 166,888

(c) 17,281

(d) 174,749

16) Total percentage holding of issued class following this notification:

(a) de minimis

(b) de minimis

(c) de minimis

(d) de minimis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	12:00 6 Oct 2003
Number	5605Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...06/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...02/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc...............................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	1,200	£2.178

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,830,998.. (1.133 %)

(4) Party making disclosure ...HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

.................HBOS plc and its subsidiaries..

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

> *\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	12:03 6 Oct 2003
Number	5608Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...06/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...03/10/2003.......

Dealing in ...SAFEWAY plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...

(2) Amount bought	Amount sold	Price per unit
1		£2.931

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....19,532,613... (1.847 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries.......................

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Aberdeen Asset Mgmt
Released	12:04 6 Oct 2003
Number	5612Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...06/10/2003..

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...03/10/2003..

Dealing in ....Aberdeen Asset Management plc.(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...…....

(2) Amount bought	Amount sold	Price per unit
1		£0.651

(3) Resultant total of the same class owned or controlled

(and percentage of class) ......2,466,478................... (1.394%)

(4) Party making disclosure ......HBOS plc...…...…..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries...........

OR (b) If dealing for discretionary client(s), name of fund management organisation

....……

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....…..

If category (8), explain ....

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

> *Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*
>
> *Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*
>
> *Note 3. Specify which offeror if there is more than one.*
>
> *Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*
>
> *Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*
>
> *Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:18 6 Oct 2003
Number	5820Q

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 47

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 716.7p

13) Date of transaction: 6 October 2003

14) Date company informed: 6 October 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock
Ownership Scheme following this notification:

4,518,370 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this
notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

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Company	Vernalis PLC
TIDM	BBG
Headline	Holding(s) in Company
Released	17:28 7 Oct 2003
Number	6388Q .

RNS Number:6388Q
Vernalis PLC
07 October 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

HBOS plc and subsidiaries

3. Please state whether notification indicates that it is in respect of holding
of the shareholder named in 2 above or in respect of a non-beneficial interest
or in the case of an individual holder if it is a holding of that person's
spouse or children under the age of 18

Notification is in respect of shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of
shares held by each of them

HSBC Global Custody Nominees (UK) Ltd a/c 823496	3,532,271
HSBC Global Custody Nominees (UK) Ltd a/c 823575	1,825,038
HSBC Global Custody Nominees (UK) Ltd a/c 823721	148,547
HSBC Global Custody Nominees (UK) Ltd a/c 823587	1,178,523
HSBC Global Custody Nominees (UK) Ltd a/c 823733	115,873
HSDL Nominees Ltd	22

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary 5p shares

10. Date of transaction

Not disclosed

11. Date company informed

Notification received 7 October, 2003

12. Total holding following this notification

6,800,274 shares

13. Total percentage holding of issued class following this notification

5.008 per cent (based on current issued share capital of 135,784,793 shares)

14. Any additional information

15. Name of contact and telephone number for queries

Tony Weir, 01865 781166

16. Name and signature of authorised company official responsible for making
this notification

Tony Weir, Chief Fiancial Officer, 01865 781166

Date of notification

7 October, 2003

The FSA does not give any express or implied warranty as to the accuracy of this
document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages
for loss of business or loss of profits) arising in contract, tort or otherwise
from the use of or inability to use this document, or any material contained in
it, or from any action or decision taken as a result of using this document or
any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:32 7 Oct 2003
Number	6246Q

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 255

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 719.6p

13) Date of transaction: 7 October 2003

14) Date company informed: 7 October 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,518,115 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison plc
Released	11:53 7 Oct 2003
Number	6119Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...07/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...06/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p..

(2) Amount bought	Amount sold	Price per unit
1		£2.220

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,830,999... (1.133 %)

(4) Party making disclosure ...HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

.................HBOS plc and its subsidiaries..

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Aberdeen Asset Mgmt
Released	11:19 8 Oct 2003
Number	6571Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…08/10/2003..

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …07/10/2003..

Dealing in ………Aberdeen Asset Management plc.(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p…………………………………………………..

(2) Amount bought	Amount sold	Price per unit
1		£0.756

(3) Resultant total of the same class owned or controlled

(and percentage of class) ……2,466,479……………… (1.394%)

(4) Party making disclosure …...HBOS plc………………………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) …HBOS plc and its subsidiaries………………..

OR (b) If dealing for discretionary client(s), name of fund management organisation

………………………………………………………………………………………………………

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ……………………………………….

If category (8), explain ………………………………………………………………………………

………………………………………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

    8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

    * References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

    References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

    \# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway PLC
Released	11:23 8 Oct 2003
Number	6576Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…08/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …06/10/2003…….

Dealing in …SAFEWAY plc…………………………….(name of company)

(1) Class of securities (eg ordinary shares) …Ord 25p…………………………………………………...

(2) Amount bought	Amount sold	Price per unit
	470,200	£2.98

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………19,062,414………………………………………… (1.802 %)

(4) Party making disclosure …HBOS plc……………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) …HBOS plc and its subsidiaries…………………

OR (b) If dealing for discretionary client(s), name of fund management organisation

………………………………………..…………………………

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ……………………………………..

If category (8), explain ……………………………………………………………………………

…………………………………………..………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:26 8 Oct 2003
Number	6582Q


FORM 8.1/8.3


Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.


Date of disclosure...08/10/2003


DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...07/10/2003.......

Dealing in ...SAFEWAY plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...

(2) Amount bought	Amount sold	Price per unit
1		£2.9619

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....19,062,414... (1.802 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries....................

OR (b) If dealing for discretionary client(s), name of fund management organisation

....…...........................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mcleod Russel Hldgs
Released	11:29 8 Oct 2003
Number	6585Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...08/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...07/10/2003.......

Dealing in ...MCLEOD RUSSEL HOLDINGS plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
1		£0.215

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....4,704,302... (8.625 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries........

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company YES

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:30 8 Oct 2003
Number	6590Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...08/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...07/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	800	£2.27
1		£2.27

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,828,100.. (1.133 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries........

OR (b) If dealing for discretionary client(s), name of fund management organisation

.................HBOS plc and its subsidiaries...

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:32 8 Oct 2003
Number	6592Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...08/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...03/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...…....

(2) Amount bought	Amount sold	Price per unit
	2,100	£2.23

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,828,100.. (1.133 %)

(4) Party making disclosure ...HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

.................HBOS plc and its subsidiaries...

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control cont

Full Text Announcement

 
Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:15 8 Oct 2003
Number	6840Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each
pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company received notification on 7 October 2003 that 26 shares have been released from the Halifax and HBOS plc Annual Bonus Plans (the 'Plans') by HBOS plc Employee Trust Limited (the 'Trustee'). These shares have been transferred under the terms of the Rules of the Plans to the beneficiaries of members of staff who have died.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 8,406,620 shares still held by the Trustee.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:56 9 Oct 2003
Number	7194Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...09/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...07/10/2003.......

Dealing in ...SAFEWAY plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...…...

(2) Amount bought	Amount sold	Price per unit
	940,600	£2.95

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....18,121,814... (1.713 %)

(4) Party making disclosure ...HBOS plc...…....

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries....................

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....…..

If category (8), explain ....….

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison plc
Released	12:05 9 Oct 2003
Number	7204Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...09/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...08/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p..

(2) Amount bought	Amount sold	Price per unit
	1,570	£2.248

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,824,897... (1.133 %)

(4) Party making disclosure ...HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

.................HBOS plc and its subsidiaries..

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	Numerica Group PLC
TIDM	NUG
Headline	Holding(s) in Company
Released	17:09 9 Oct 2003
Number	7508Q

numɛrica

RNS Number:7508Q
Numerica Group PLC
09 October 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Numerica Group plc

2. Name of shareholder having a major interest

   HBOS plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of
   holding of the shareholder named in 2 above or in respect of a
   non-beneficial interest or in the case of an individual holder if it is a
   holding of that person's spouse or children under the age of 18.

   As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number
   of shares held by each of them

   702,778 - HSBC Global Custody Nominees (UK) Ltd a/c 823496
   4,400,000 - Chase Nominees Ltd

5. Number of shares/amount of stock acquired

   Not disclosed

6. Percentage of issued class

   N/A

7. Number of shares/amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary 10p Shares

10. Date of transaction

Not disclosed

11. Date company informed

8 October 2003

12. Total holding following this notification

5,102,778 shares

13. Total percentage holding of issued class following this notification

9.79%

14. Any additional information

15. Name of contact and telephone number for queries

James Deeley 020 7467 4000

16. Name and signature of authorised company official responsible for making
this notification.

James Deeley, Corporate Services Director

Date of notification: 9th October 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END



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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	12:03 10 Oct 2003
Number	7700Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...10/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...09/10/2003.......

Dealing in ...SAFEWAY plc...............................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...

(2) Amount bought	Amount sold	Price per unit
1		£2.937
120,000		£2.900

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....18,241,815.. (1.725 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries....................

OR (b) If dealing for discretionary client(s), name of fund management organisation

...............HBOS plc and its subsidiaries...

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Full Text Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Doc re. Pricing Supplement
Released	16:09 10 Oct 2003
Number	7929Q

Pricing Supplement

Issuer:	HBOS Plc
Series Number	1
Description:	JPY 50,000,000,000
Currency/ Principal Amount:	Japanese Yen
Issue Price:	99.86 per cent
Specified Denomination	JPY 1,000,000, JPY 10,000,000 and JPY 100,000,000
Issue Date:	2 October 2003
Maturity Date:	2 October 2008
ISIN:	XSO177154969

A copy of the above document has been submitted to the UK Listing Authority
and will shortly be available for inspection at the UK Listing Authority's
Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal
business hours of this notice being given).

END

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 Close

 

 
Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:30 13 Oct 2003
Number	8176Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...13/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...09/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	1,000	£2.233
	4,275	£2.228

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,816,445... (1.132 %)

(4) Party making disclosure ...HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

.................HBOS plc and its subsidiaries...

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

  8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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communicate

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:34 13 Oct 2003
Number	8183Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...13/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...10/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc...............................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	433	£2.223

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,816,445... (1.132 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

.................HBOS plc and its subsidiaries...

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:41 14 Oct 2003
Number	8708Q

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit
Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership
Scheme

6) Please state the nature of the transaction and the nature and extent of the
Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the
instruction of employees participating in the Scheme who were beneficially
entitled to such shares and the Directors had no role in making any decision to
sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 65

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 742.1p

13) Date of transaction: 13 October 2003

14) Date company informed: 13 October 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,518,050 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

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Company	HBOS PLC
TIDM ·	HBOS
Headline	Rule 8 - Fusion Oil & Gas
Released	11:44 14 Oct 2003
Number	8710Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…14/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …13/10/2003…….

Dealing in …FUSION OIL & GAS plc……………………………….(name of company)

(1) Class of securities (eg ordinary shares) …Ord 1p…………………………………………………...

(2) Amount bought	Amount sold	Price per unit
1		£0.383

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………8,617,512……………………………………………… (8.775 %)

(4) Party making disclosure …HBOS plc…..……………………………………….…..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) …HBOS plc and its subsidiaries……..

OR (b) If dealing for discretionary client(s), name of fund management organisation

………………………………………………………….

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company YES

Specify which category or categories of associate (1-8 overleaf) ……………………………………..

If category (8), explain ………………………………………………………………………

………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

    8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:45 14 Oct 2003
Number	8715Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...14/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...10/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p..…....

(2) Amount bought	Amount sold	Price per unit
	1,960	£2.220

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,812,968... (1.132 %)

(4) Party making disclosure ...HBOS plc...…..…....

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ....…......

OR (b) If dealing for discretionary client(s), name of fund management organisation

.................HBOS plc and its subsidiaries..…....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)..…......

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

    8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

    * References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

    References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

    \# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:46 14 Oct 2003
Number	8718Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…14/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …13/10/2003…….

Dealing in …MORRISON (WM) SUPERMARKET plc…………………………….(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p……………………………………………………....

(2) Amount bought	Amount sold	Price per unit
	1,517	£2.231

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………17,812,968…………………………………………… (1.132 %)

(4) Party making disclosure ...HBOS plc…..………………………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ………………………………….……..

OR (b) If dealing for discretionary client(s), name of fund management organisation

……………….HBOS plc and its subsidiaries……….…………………………………….

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) …………………………………….…..

If category (8), explain ………………………………………………………………………………………

………..

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	*Director Shareholding*
Released	16:00 14 Oct 2003
Number	8819Q

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 389

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 744.2p

13) Date of transaction: 14 October 2003

14) Date company informed: 14 October 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,517,661 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:28 15 Oct 2003
Number	9241Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...15/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...14/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
1		£2.246

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,812,969... (1.132 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... .

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

*   * References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*   References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*   # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	11:31 15 Oct 2003
Number	9246Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…15/10/2003…..

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ……14/10/2003………

Dealing in ……Debenhams…plc…………………………………………….(name of company)

(1) Class of securities (eg ordinary shares) …….Ord 10p…………………………...

(2) Amount bought	Amount sold	Price per unit
1		£4.72

(3) Resultant total of the same class owned or controlled

(and percentage of class) …………………………………5,266,974………………… (1.439%)

(4) Party making disclosure …HBOS plc………………………

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ……………………………..

OR (b) If dealing for discretionary client(s), name of fund management organisation

………………..HBOS plc and its subsidiaries

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) …………………………………………..

If category (8), explain …………………………………………………………………………………

……

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ....Kenny Melville...............................

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Aberdeen Asset Mgmt
Released	11:36 16 Oct 2003
Number	9733Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...16/10/2003..

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...15/10/2003..

Dealing in ....Aberdeen Asset Management plc.(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
1		£0.889

(3) Resultant total of the same class owned or controlled

(and percentage of class) ......2,466,480.................. (1.394%)

(4) Party making disclosure ......HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... HBOS plc and its subsidiaries ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:37 16 Oct 2003
Number	9734Q

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...16/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...15/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
1		£2.206

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,812,143.. (1.132 %)

(4) Party making disclosure ...HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... . HBOS plc and its subsidiaries ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	12:42 16 Oct 2003
Number	9820Q

HBOS plc.

3,968,171 Ordinary shares of 25p each have been issued in respect of the Share Dividend Alternative for the interim dividend for the year ending 31 December 2003. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The Shares rank pari passu with the existing issued shares of the Company. Dealings in the new shares are expected to commence on 17 October 2003.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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Company	Helphire Group PLC
TIDM	HHR
Headline	Holding(s) in Company
Released	15:51 16 Oct 2003
Number	9952Q



Helphire Group Plc (" The Company")

The Company has today been advised pursuant to Section 198 of the Companies Act that HBOS plc and it's subsidiaries have a materiel & non-material interest in

13,843,192 Ordinary shares which represents 11.945% of the Companies issued share capital.

15 October 2003

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Aberdeen Asset Mgmnt
Released	11:26 17 Oct 2003
Number	0228R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…17/10/2003..

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …16/10/2003..

Dealing in ………Aberdeen Asset Management plc.(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p…………………………………………………..

(2) Amount bought	Amount sold	Price per unit
	250,000	£0.89

(3) Resultant total of the same class owned or controlled

(and percentage of class) ……2,216,480……………… (1.253%)

(4) Party making disclosure …...HBOS plc……………………………………………….…..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) … …………………..

OR (b) If dealing for discretionary client(s), name of fund management organisation

…………………… HBOS plc and its subsidiaries ………………………

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ……………………………………..

If category (8), explain ……………………………………………………………

………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Doc re. Pricing Supplement
Released	13:26 17 Oct 2003
Number	0338R

Pricing Supplement

Issuer:	HBOS PLC
Series Number	
Description:	EUR 750,000,000
Currency/ Principal Amount:	Euro ("EUR")
Issue Price:	99.496 per cent
Specified Denomination	EUR 1000, EUR10,000 and EUR 100,000
Issue Date:	14 October 2003
Maturity Date:	
ISIN:	XS0177955381

A copy of the above document has been submitted to the UK Listing Authority
and will shortly be available for inspection at the UK Listing Authority's
Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal
business hours of this notice being given).

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:42 20 Oct 2003
Number	0795R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…20/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …16/10/2003…….

Dealing in …MORRISON (WM) SUPERMARKET plc……………………………….(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p………………………………………………....

(2) Amount bought	Amount sold	Price per unit
	10,000	£2.193
	6,500	£2.215

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………17,790,843……………………………………… (1.130 %)

(4) Party making disclosure …HBOS plc…………………………………………………….…..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) … ……… …….…....

OR (b) If dealing for discretionary client(s), name of fund management organisation

………………… HBOS plc and its subsidiaries ……………………………………

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) …………………………………..

If category (8), explain …………………………………………………………………

……………………………………………………………………………..

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:48 20 Oct 2003
Number	0970R

1) Name of Company:

HBOS plc

2) Name of Director:

(i) Michael Henry Ellis
(ii) George Edward Mitchell
(iii) Sir Robert Paul Reid
(iv) Lord Dennis Stevenson

3) Is holding in own name/wife's name or non-beneficial:

(i)(a) own name (b) spouse
(ii) own name
(iii) own name
(iv) spouse

4) Name of registered holder:

(i)(a) Michael Henry Ellis (b) Mrs Jeanette Ellis
(ii) George Edward Mitchell
(iii) Sir Robert Paul Reid
(iv) Lady Charlotte Stevenson

5) Please state whether notification relates to a person(s) connected with the
Director named in 2 above and identify the connected person(s):

(i)(a) Director and (b) spouse
(ii) Director
(iii) Director
(iv) spouse

6) Please state the nature of the transaction and the nature and extent of the
Director's interest in the transaction:

Shares allotted under elections to participate in the HBOS plc Share
Dividend Plan.

7) Number of shares acquired:

(i)(a) 1,893 (b) 23
(ii) 195
(iii) 404
(iv) 541

8) Percentage of issued class: de minimis

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 740.7p

13) Date of transaction: 17 October 2003

14) Date company informed: 17 October 2003

15) Total holding following this notification:

(i) 168,804
(ii) 72,622
(iii) 29,496
(iv) 166,541

16) Total percentage holding of issued class of such Shares following this
notification:

(i), (ii), (iii) and (iv) de minimis

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:54 21 Oct 2003
Number	1285R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...21/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...20/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p..….

(2) Amount bought	Amount sold	Price per unit
	1,380	£2.175

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,789,463... (1.130 %)

(4) Party making disclosure ...HBOS plc.....…...…..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... …....... …....…...

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

*   * References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*   References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*   # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:47 22 Oct 2003
Number	1778R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...22/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...21/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	25,800	£2.183
	1	£2.171

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,751,687... (1.128 %)

(4) Party making disclosure ...HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... .

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

*   *References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	CybIT Holdings PLC
TIDM	CYH
Headline	Partnership Agreement
Released	07:00 23 Oct 2003
Number	2181R

23 October 2003


CYBIT HOLDINGS PLC ("CYBIT")

CYBIT ANNOUNCES 3 YEAR PARTNERSHIP AGREEMENT


Cybit Holdings PLC ("Cybit") is pleased to announce a minimum three-year partnership agreement with Lex Vehicle Leasing ("Lex"), a subsidiary of RAC PLC and HBOS PLC, which should deliver annual revenues in excess of £3 million to Cybit.

The success of Cybit's initial partnership with Lex over the past 12 months has exceeded expectations. Under the new three-year agreement, Lex will market Cybit's technology and products to its customer base and new prospects. The new contract reinforces Lex's commitment to integrate Cybit's Fleetstar-Online technology into Lex's "Interactive Fleet Manager" offering.

This move further strengthens Cybit's coverage within the telematics sector. Cybit now has partnership deals with Smart Moves to distribute its Drive-IT solutions and other strategic deals with Norwich Union, Mandata and Signature Industries. In addition, Cybit recently announced a partnership with Vanguard PLC which is expected to be worth in excess of £1.5m in additional revenues.

Richard Horsman, Chief Executive of Cybit Holdings PLC, said:

"This is another significant step forward for Cybit. This deal fortifies the most successful partnership between a telematics and vehicle leasing company to date. Lex's continued endorsement of our products is very satisfying and demonstrates the strength of our products and market leading position within the telematics industry."

Jon Walden, Managing Director, Lex Vehicle Leasing, said:

"Following a review of telematics service providers Lex is delighted to renew its partnership with Cybit. Significant factors included the achievements of the last 12 months, combined with both parties commitment to the development of the strategic alignment. Lex believes that this partnership will continue to offer its customers a real point of differentiation in the vehicle leasing marketplace."

For more information please contact:

Bell Pottinger Financial

Jonathon Brill/Charlotte Kirkham Tel: 020 7861 3232

About Cybit

Cybit is a leading provider of fleet management and telematics solutions, delivering a full range of Internet-based software and support service to private motorists, vehicle fleet managers and commercial haulage operators. Cybit operates a number of telematics platforms, from end-to-end OEM solutions to its own generic platform, providing satellite tracking of mobile assets via street-level digital maps. This enables Cybit operators to obtain data and deliver services or assistance via wireless networks for safety critical events, accident or breakdown, as well as providing support if a vehicle is stolen, or a driver is late or lost. By facilitating the processing of this information for financial management purposes, Cybit then frees users up to promote best use of existing resources.

For more information about Cybit's technology solutions, please contact Philip Szomszor at IBA Europe on 01780 721433.

About Lex

Part of RAC plc, Lex provides a comprehensive range of motoring and vehicle solutions to help businesses improve their efficiency and effectiveness.

Lex is proud to have a motoring services heritage dating back to 1928. Today some 20,000 businesses across the UK, including two thirds of the FT-SE 100 companies, trust us to provide them with motoring and vehicle services.

The Lex businesses are:

- Lex Vehicle Leasing, the UK's leading contract hire provider for company car and van fleets, with 99,000 vehicles under management. Lex Vehicle Leasing is a joint venture with Halifax plc.

- Lex Transfleet, an award-winning provider of commercial vehicle fleet support services, offering expert and impartial advice on fleet management, rental, contract hire, driver management solutions and workshop services. Lex Transfleet is a joint venture with Lombard North Central.

- Lex Komatsu South, providing Komatsu lift trucks on sale or contract hire together with comprehensive engineering support.

- Lex Commercials, the UK's leading commercial vehicle dealer network, selling and maintaining new and used vans and trucks and selling van, truck and trailer parts.

- Lex Auto Logistics, providing purchasing, inventory management, warehousing and distribution of parts to support businesses' logistics requirements.

- Lex Defence, providing a unique range of skills and services to support the fleet requirements of the British Armed Forces.

For more information about Lex's fleet funding and management solutions, please contact Peter Knights in the Lex Vehicle Leasing press office on 0870 112 5741.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Aberdeen Asset Mgt
Released	13:14 23 Oct 2003
Number	2382R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...23/10/2003..

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...22/10/2003..

Dealing in ....Aberdeen Asset Management plc.(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...….....

(2) Amount bought	Amount sold	Price per unit
	250,000	£0.85
1		£0.86

(3) Resultant total of the same class owned or controlled

(and percentage of class) ......1,966,481................. (1.111%)

(4) Party making disclosure ......HBOS plc...…...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... .…..

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....…..

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	13:16 23 Oct 2003
Number	2383R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...23/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...22/10/2003.......

Dealing in ...SAFEWAY plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...

(2) Amount bought	Amount sold	Price per unit
1		£2.82

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,866,816.. (1.689 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries.....................

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* * References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	13:18 23 Oct 2003
Number	2385R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...23/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...21/10/2003.......

Dealing in ...SAFEWAY plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...…...

(2) Amount bought	Amount sold	Price per unit
	375,000	£2.847

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,866,816.. (1.689 %)

(4) Party making disclosure ...HBOS plc...…...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries....................

OR (b) If dealing for discretionary client(s), name of fund management organisation

....…........................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....…..

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	13:20 23 Oct 2003
Number	2390R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...23/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...22/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
1		£2.16

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,747,468... (1.128 %)

(4) Party making disclosure ...HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... .…..…..

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	13:22 23 Oct 2003
Number	2393R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...23/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...21/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...…....

(2) Amount bought	Amount sold	Price per unit
	4,220	£2.185

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,747,468.. (1.128 %)

(4) Party making disclosure ...HBOS plc.…...…..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... . ….......…..

OR (b) If dealing for discretionary client(s), name of fund management organisation

.....................… HBOS plc and its subsidiaries …...

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ….................................…..

If category (8), explain …...

…..

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

    8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	13:25 23 Oct 2003
Number	2395R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...23/10/2003.....

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ......22/10/2003.........

Dealing in ......Debenhams...plc...(name of company)

(1) Class of securities (eg ordinary shares) ....Ord 10p...............................

(2) Amount bought	Amount sold	Price per unit
1		£4.66

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....5,266,975.................... (1.439%)

(4) Party making disclosure ...HBOS plc..........................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

...................HBOS plc and its subsidiaries

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ....Kenny Melville...............................

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:43 24 Oct 2003
Number	2837R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…24/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …22/10/2003…….

Dealing in …SAFEWAY plc…………………………….(name of company)

(1) Class of securities (eg ordinary shares) …Ord 25p…………………………………………………....

| (2) Amount bought | Amount sold | Price per unit |
| | 528,893 | £2.822 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………18,039,996………………………………………… (1.706 %)

(4) Party making disclosure …HBOS plc……………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) …HBOS plc and its subsidiaries…………………

OR (b) If dealing for discretionary client(s), name of fund management organisation

…………… ………………………………..…………………………

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) …………………………………………..

If category (8), explain …………………………………………………………………………

…………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville.......................................

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:45 24 Oct 2003
Number	2840R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...24/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...23/10/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...

(2) Amount bought	Amount sold	Price per unit
2,029,773		£2.841
	1,327,700	£2.847

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....18,039,996... (1.706 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries....................

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

  

 
Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:51 24 Oct 2003
Number	2856R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...24/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...23/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc...............................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...…...

(2) Amount bought	Amount sold	Price per unit
	55	£2.178

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,747,413... (1.128 %)

(4) Party making disclosure ...HBOS plc..…..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... . …............…..

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....…..

If category (8), explain ....

....…....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Listing Particulars
Released	08:50 27 Oct 2003
Number	3225R

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 27 October 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	US$1,000,000,000 5.375% Undated Fixed to Floating R
ISSUER:	HBOS plc
INCORPORATED IN:	Scotland
GUARANTORS:	N/A
INCORPORATED IN:	N/A

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this for

Citibank, N.A.	HBOS plc
5 Carmelite Street	The Mound
London EC4Y 0PA	Edinburgh
	EH1 1YZ

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Service 25 The North Colonnade, London E14 5HS.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Listing Particulars
Released	09:02 27 Oct 2003
Number	3226R

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 27 October 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	US$750,000,000,000 6.00% Subordinated Notes due
ISSUER:	HBOS plc
INCORPORATED IN:	Scotland
GUARANTORS:	N/A
INCORPORATED IN:	N/A

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this for

Citibank, N.A.	HBOS plc
5 Carmelite Street	The Mound
London EC4Y 0PA	Edinburgh
	EH1 1YZ

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Service 25 The North Colonnade, London E14 5HS.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:49 27 Oct 2003
Number	3337R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...27/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...23/10/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...

(2) Amount bought	Amount sold	Price per unit
	2,362,607	£2.838

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....15,677,389... (1.482 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries....................

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END



 

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:52 27 Oct 2003
Number	3341R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...27/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...23/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	1,500	£2.18

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,745,913... (1.128 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... .

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:53 27 Oct 2003
Number	3343R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...27/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...24/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
260		£2.17

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,746,173... (1.128 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... .

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:49 28 Oct 2003
Number	3827R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...28/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...27/10/2003.......

Dealing in ...SAFEWAY plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p..

(2) Amount bought	Amount sold	Price per unit
1		£2.86

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....15,677,390... (1.482 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries....................

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

*   * References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

    References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

    # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:12 29 Oct 2003
Number	4311R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…29/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …28/10/2003…….

Dealing in …MORRISON (WM) SUPERMARKET plc………………………….(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p………………………………………………....

(2) Amount bought	Amount sold	Price per unit
1		£2.20

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………17,746,174……………………………………… (1.128 %)

(4) Party making disclosure …HBOS plc……………………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) HBOS plc and its subsidiaries

OR (b) If dealing for discretionary client(s), name of fund management organisation

……………… ……………………………………………

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) …………………………………..

If category (8), explain ……………………………………………………………………………

……………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:36 29 Oct 2003
Number	4443R

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit
Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership
Scheme

6) Please state the nature of the transaction and the nature and extent of the
Director's interest in the transaction:

(i) The shares disposed of were sold, in terms of the Rules of the Scheme, on the
instruction of employees participating in the Scheme who were beneficially
entitled to such shares and the Directors had no role in making any decision to
sell.

(ii) The shares disposed were transferred in terms of the Rules of the Scheme to
the beneficiary of a member of staff who died.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (i) 36 (ii) 1,200

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (i) 682.06p (ii) N/A

13) Date of transaction: (i) 28 October 2003 (ii) 29 October 2003

14) Date company informed: (i) 28 October 2003 (ii) 29 October 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,516,425 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:36 29 Oct 2003
Number	4443R

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

(i) The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

(ii) The shares disposed were transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (i) 36 (ii) 1,200

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (i) 682.06p (ii) N/A

13) Date of transaction: (i) 28 October 2003 (ii) 29 October 2003

14) Date company informed: (i) 28 October 2003 (ii) 29 October 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,516,425 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:50 30 Oct 2003
Number	4836R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…30/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …29/10/2003…….

Dealing in …SAFEWAY plc…………………………….(name of company)

(1) Class of securities (eg ordinary shares) …Ord 25p………………………………………………....

(2) Amount bought	Amount sold	Price per unit
1		£2.88
	621	£2.898

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………15,676,770……………………………………… (1.482 %)

(4) Party making disclosure …HBOS plc……………………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) …HBOS plc and its subsidiaries…………………

OR (b) If dealing for discretionary client(s), name of fund management organisation

…………… …………………………….……………………………

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ……………………………………..

If category (8), explain ……………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - McLeod Russel Hldgs
Released	11:54 30 Oct 2003
Number	4841R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...30/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...29/10/2003.......

Dealing in ...MCLEOD RUSSEL HOLDINGS plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...….....

(2) Amount bought	Amount sold	Price per unit
1		£0.216

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....4,704,303... (8.625 %)

(4) Party making disclosure ...HBOS plc…...…....

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries........

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company YES

Specify which category or categories of associate (1-8 overleaf) ....…..

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - ROK Prop Solutions
Released	11:55 30 Oct 2003
Number	4843R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...30/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...29/10/2003.......

Dealing in ...ROK PROPERTY SOLUTIONS PLC................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...…...

(2) Amount bought	Amount sold	Price per unit
1		£2.57

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....635,005... (2.459 %)

(4) Party making disclosure ...HBOS plc..…..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries....................

OR (b) If dealing for discretionary client(s), name of fund management organisation

....…...........................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....…..

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *\# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison-Amendmnt
Released	16:59 30 Oct 2003
Number	5166R

The following replaces the Rule 8.3 announcement re Wm Morrison Supermarket plc released today at 11.52am under RNS Number 4838R.

The sale of 8,940 shares at £2.173 has been removed - 2,940 of these shares relate to a disposal for nil value (and are therefore non-disclosable), with the remaining 6,000 shares being subject to a further separate announcement.

The full amended text appears below - all other details remain unchanged.

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...30/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...29/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
1		£2.20

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,737,235... (1.127 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) HBOS plc and its subsidiaries

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any

company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	17:00 30 Oct 2003
Number	5171R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...30/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...24/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	6,000	£2.173

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,737,234... (1.127 %)

(4) Party making disclosure ...HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) HBOS plc and its subsidiaries

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - ROK PROPERTY
Released	11:48 31 Oct 2003
Number	5403R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...31/10/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...30/10/2003.......

Dealing in ...ROK PROPERTY SOLUTIONS PLC................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...…...

(2) Amount bought	Amount sold	Price per unit
	75,000	£2.550

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....560,005.. (2.168 %)

(4) Party making disclosure ...HBOS plc...……..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries....................

OR (b) If dealing for discretionary client(s), name of fund management organisation

....….............................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8.   Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website





88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 1	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1,514		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	718.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited **Address** Trinity Road Halifax West Yorkshire UK postcode HX1 2RG	**Class of shares allotted** Ordinary	**Number allotted** 1,514
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 2/10/3

A director / ~~secretary~~ DEPUTY / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Nicola Moodie, Company Secretarial Assistant
	HBOS plc, The Mound, Edinburgh, EH1 1YZ
	Tel 0131 243 5486
	DX number DX exchange





88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From				To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 1	Month 1 0	Year 2 0 0 3		Day	Month	Year

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	4,232		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name	**Class of shares allotted**	**Number allotted**
HSDL Nominees Limited	Ordinary	4,232
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed _____ Date 2/10/3

DEPUTY
A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number   DX exchange

coform



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 1	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	2,599		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	654.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	

Name	Class of shares allotted	Number allotted
Halifax Nominees Limited	Ordinary	2,599
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		

Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed _____ DEPUTY _____ Date 2/10/3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel. 0131 243 5486
DX number   DX exchange

co*form*



88(2)

Return of Allotment of Shares

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 1	Month 1 0	Year 2 0 0 3	Day	Month	Year
Class of shares (ordinary or preference etc)	ORDINARY					
Number allotted	3,673,795					
Nominal value of each share	25p					
Amount (if any) paid or due on each share (including any share premium)	£6.88					

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name HBOS QUEST Limited A/C HALIFAX	Class of shares allotted	Number allotted
	Ordinary	3,673,795
Address The Mound Edinburgh		
UK postcode EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____   Date 2/10/3

DEPUTY
A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486

DX number	DX exchange





88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 1	Month 1 0	Year 2 0 0 3	Day	Month	Year
Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY				
Number allotted	431,991	21,896				
Nominal value of each share	25p	25p				
Amount (if any) paid or due on each share (including any share premium)	£4.10	£5.7779				

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited	Class of shares allotted Ordinary	Number allotted 453,887
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed _C.C.e_ DEPUTY

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Date 2/10/3

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Nicola Moodie, Company Secretarial Assistant
	HBOS plc, The Mound, Edinburgh, EH1 1YZ
	Tel 0131 243 5486
	DX number DX exchange

coform



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 3	1 0	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,231	238	37,898
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	578.79p	577.79p	410.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted   *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 3	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	475		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	537.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Nominees Limited	**Class of shares allotted** Ordinary	**Number allotted** 10,196
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name See Schedule Attached	**Class of shares allotted** Ordinary	**Number allotted** 29,646
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ Date 6/10/3

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number   DX exchange



Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual   **2nd October 2003**

Miss Teresa Marie Exon   **238**
5 Watchill Close
Highridge
BRISTOL
BS13 8DE

Mr Simon Cadman   **189**
71 Gayfield Avenue
Withymoor Village
BRIERLEY HILL
West Midlands
DY5 2BU

Mr Raymond James Cockburn   **2362**
30 Ridge Close
Portishead
BRISTOL
BS20 8RQ

Mr Malcolm Edward Green   **945**
4 Vincent Road
SUTTON COLDFIELD
West Midlands
B75 6AT

Mr Alan John Griffiths   **945**
7 The Crescent
Hipperholme
HALIFAX
West Yorkshire
HX3 8NQ

Mr Peter Martin Hill   **2362**
Flat 20 Gloucester Court
Moorfield Road Denham
UXBRIDGE
Middlesex
UB9 5NR

Miss Julia Ann Johnson   **472**
16 Farmleigh
Rumney
CARDIFF
CF3 3LE

Mrs Therese Mary Anna Lord   **1417**
22 Melbourne Way
Waddington
LINCOLN
LN5 9XJ

Mr Rajendra Patel   **567**
55 Maxwell Road
WOLVERHAMPTON
WV2 1DJ

Mr David Leonard Pauling   **2362**
12 Bridle Way
Alveston
BRISTOL
BS35 3RF

Mr David Richards   **1606**
19 Teviot Road
Keynsham
BRISTOL
BS31 1QS

Mr Manjit Sarai   **2362**
10 Almond Grove
WOLVERHAMPTON
WV6 0NF

Mrs Margaret Ellen Smith   **1417**
Megra
3 Tryon Place
BILSTON
West Midlands
WV14 7NY

Mr Michael Arthur Thomas   **2362**
12 Rushmoor Lane
Backwell
BRISTOL
BS48 3BN

Mrs Roberta Tozer   **2362**
12 Landale Road
PETERHEAD
Aberdeenshire
AB42 1QP

Mrs Pamela Jill Trenchard   **661**
Westlea
54 Clevedon Road
Tickenham
CLEVEDON
Avon BS21 6RB

Miss Mary Elizabeth Whitehead   2362
79 Denmark Villas
HOVE
East Sussex
BN3 3TH

Patricia Williams   2293
Moel Wnion
Bryn Llandygai
BANGOR
Gwynedd LL57 4LD

Miss Juliette Claire Wring   2362
4 Scots Pine Avenue
Nailsea
BRISTOL
BS48 1QL

                    29646



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 3	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	2,584	667	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	562.0p	597.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	

Shareholder details	Class of shares allotted	Number allotted
Name Halifax Nominees Limited	Ordinary	1,688
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name See Schedule Attached	Ordinary	1,563
Address		
UK postcode		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ Date 6/10/3

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Nicola Moodie, Company Secretarial Assistant
	HBOS plc, The Mound, Edinburgh, EH1 1YZ
	Tel 0131 243 5486
	DX number DX exchange

coform

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual   **2nd October 2003**

Mrs Joan Connell   **200**
5 Baberton Way
KILWINNING
Ayrshire
KA13 6QL

Mr Philip James Green   **425**
Green Oaks Long Lane
Haughton
TARPORLEY
Cheshire
CW6 9RN

Mrs Pamela Jill Trenchard   **281**
Westlea
54 Clevedon Road
Tickenham
CLEVEDON
Avon
BS21 6RB

Mr Andrew Leaman   **20**
4 Willow Court Well Lane
Mollington
CHESTER
CH1 6LD

Mr Philip James Green   **207**
Green Oaks Long Lane
Haughton
TARPORLEY
Cheshire
CW6 9RN

Mr Roger Leslie Lawson   **418**
44 Perry Street
Wendover
AYLESBURY
Bucks
HP22 6DJ

Mr Andrew Leaman   **12**
4 Willow Court Well Lane
Mollington
CHESTER
CH1 6LD

                              1563



88(2)

Return of Allotment of Shares

Company Number   SC218813

Company Name in full   HBOS plc

Shares allotted (including bonus shares):

	From				To			
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year		Day	Month	Year	
	0 3	1 0	2 0 0 3					

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,117		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	410.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See Schedule attached	**Class of shares allotted** Ordinary	**Number allotted** 3,117
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 6/10/3

DEPUTY
A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Nicola Moodie, Company Secretarial Assistant
	HBOS plc, The Mound, Edinburgh, EH1 1YZ
	Tel 0131 243 5486
	DX number DX exchange

ccform

Halifax plc Sharesave Exercise
Maturity Closure Schedule

Shares to Individual	2nd October 2003

Mr Andrew Christopher Bentall   236
Flat C 9th Floor Block 2
Aquamarine Garden
8 Tsing Yan Street
TUEN MUN N T
HONG KONG

Mr Michael Andrew Callan   2362
2 Conway Sac
NEWPORT CITY
Gwent
NP19 8JY

Miss Veronica Marie Morgan   236
13 Rue du Kiem
L 8030 STRASSEN
LUXEMBOURG

Mr Lee Sleight   283
16 Um Schlass
HESPERANGE
L 5880
LUXEMBOURG

                            3117



88(2)

Return of Allotment of Shares

CHFP010.

Company Number	SC218813

Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 3	Month 1 0	Year 2 0 0 3	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,804		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	537.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited **Address** Trinity Road Halifax West Yorkshire UK postcode HX1 2RG	**Class of shares allotted** Ordinary	**Number allotted** 1,804
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form

Signed _____ **Date** _____ 6/10/3 _____

DEPUTY

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Nicola Moodie, Company Secretarial Assistant
	HBOS plc, The Mound, Edinburgh, EH1 1YZ
	Tel 0131 243 5486
	DX number DX exchange

coform



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 6	Month 1 0	Year 2 0 0 3	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	317,905		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	724.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)		

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	**Class of shares allotted**	**Number allotted**
HBOS QUEST Limited A/C Halifax	Ordinary	317,905
Address		
The Mound Edinburgh		
UK postcode EH1 1YZ		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 6/10/3

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant	
HBOS plc, The Mound, Edinburgh, EH1 1YZ	
Tel. 0131 243 5486	
DX number	DX exchange

coform



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 7	Month 1 0	Year 2 0 0 3	Day	Month	Year

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	12,910		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	715.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
MISS KARINA TRUDY McTEAGUE	ORDINARY	12,910
Address 19 MARCH ROAD EDINBURGH		
UK postcode EH4 3TA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ DEPUTY _____   Date 7/10/3

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NICOLA ANNA MOODIE
HBOS plc   THE MOUND EDINBURGH
EH1 1YZ   Tel 0131 243 7029



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 8	Month 1 0	Year 2 0 0 3	Day	Month	Year

Class of shares (ordinary or preference etc)	ORDIANRY	ORDINARY	
Number allotted	5,131	8,567	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	688.0p	654p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited	**Class of shares allotted** Ordinary	**Number allotted** 13,698
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _Lyscome AO Black_ Date 8\10\03

DEPUTY
A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh EH1 1YZ
Tel 0131 243 5486
DX number   DX exchange

ccform


coform

88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	0 8	1 0	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	207,672		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	719.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HBOS QUEST Limited A/C HALIFAX **Address** The Mound Edinburgh **UK postcode** EH1 1YZ	**Class of shares allotted** Ordinary	**Number allotted** 207,672
Name **Address** **UK postcode**	**Class of shares allotted**	**Number allotted**
Name **Address** **UK postcode**	**Class of shares allotted**	**Number allotted**
Name **Address** **UK postcode**	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed *Lyanne W Black* DEPUTY   Date 8\10\03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel. 0131 243 5486
DX number   DX exchange

ccform



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 0 8	Month 1 0	Year 2 0 0 3	Day	Month	Year

Class of shares *(ordinary or preference etc)*	ORDIANRY		
Number allotted	6,935		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 6,935
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed *Lysanne M Black* DEPUTY   Date 8|10|03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant	
HBOS plc, The Mound, Edinburgh EH1 1YZ	
Tel 0131 243 5486	
DX number	DX exchange

ccform



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 0	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,077	7,738	190
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	578.79p	410.0p	537.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted		

Name	Class of shares allotted		Number allotted
Halifax Nominees Limited	Ordinary		6,939

Address
Trinity Road
Halifax
West Yorkshire

UK postcode | HX1 2RG

Name	Class of shares allotted		Number allotted
See Schedule Attached	Ordinary		4,066

Address

UK postcode |

Name	Class of shares allotted		Number allotted

Address

UK postcode |

Name	Class of shares allotted		Number allotted

Address

UK postcode |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed _____   Date 10/10/3
A director / secretary / administrator / administrative receiver / receiver manager / receiver DEPUTY

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number   DX exchange

coform

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

	Shares to Individual	**8th October 2003**
Mrs Lynne Arnold 10 Rosslyn Avenue Aston SHEFFIELD S26 2DE	**1231**	
Miss Michaela Jane Denoon 6 Meadowlands HORNCHURCH Essex RM11 3JX	**1890**	
Mrs Jacqueline Ann Knox 53 Tilesford Close Shirley SOLIHULL West Midlands B90 4YF	**945**	
	4066	



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From				To			
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 1 0	Month 1 0	Year 2 0 0 3		Day	Month	Year	

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,211		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	410.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See Schedule Attached	**Class of shares allotted** Ordinary	**Number allotted** 3,211
Address UK postcode		
Name 	**Class of shares allotted** 	**Number allotted**
Address UK postcode		
Name 	**Class of shares allotted** 	**Number allotted**
Address UK postcode		
Name 	**Class of shares allotted** 	**Number allotted**
Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 10/10/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Nicola Moodie, Company Secretarial Assistant
	HBOS plc, The Mound, Edinburgh, EH1 1YZ
	Tel 0131 243 5486
	DX number DX exchange

coform

Halifax plc Sharesave Exercise
Maturity Closure Schedule

Shares to Individual	**8th October 2003**
Mr Patrick Jammertzheim Bellevue 25 6301 LA VALKENBURG Netherlands	708
Mr Trevor Andrew Smith 25C Seahorse Lane Beach Village Discovery Bay LANTAU ISLAND Hong Kong	2362
Miss Rebecca J Summers 16 Um Schlass L 5880 HESPERANGE Luxembourg	141
	3211



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number

SC218813

Company Name in full

HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	1 0	1 0	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,500	1,000	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	597.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	**Class of shares allotted**	**Number allotted**
Halifax Nominees Limited	Ordinary	522
Address		
Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	**Class of shares allotted**	**Number allotted**
See Schedule Attached	Ordinary	2,978
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed _____ Date 10/10/3

~~A director~~ DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number   DX exchange

cc*form*

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual   **8th October 2003**

Mrs Sandra Ann E Beacom   92
54 Crevenish Road Kesh
ENNISKILLEN
Co Fermanagh
BT93 1RF

Mr Kenneth Paul Buckingham   401
5 Howe Road
Onchan
ISLE OF MAN
IM3 2AP

Mr David Bartie Chirnside   309
19 Kingshill Avenue
ABERDEEN
AB15 5HB

Mr Christopher David Collen   261
39 Burghmuir Court
LINLITHGOW
West Lothian
EH49 7LJ

Mrs Joanne C Downes   140
18 Cornmill Grove Perton
WOLVERHAMPTON
WV6 7XU

Mrs Jacqueline Ann Knox   602
53 Tilesford Close Shirley
SOLIHULL
West Midlands
B90 4YF

Mr William Robb Watt   329
6 Woodhill Terrace
ABERDEEN
AB15 5LE

Mrs Sandra Ann E Beacom   25
54 Crevenish Road Kesh
ENNISKILLEN
Co Fermanagh
BT93 1RF

Mrs Joanne C Downes   50
18 Cornmill Grove Perton
WOLVERHAMPTON
WV6 7XU

Mr Derek Outlaw   334
3 Hailwood Avenue
Governors Hill
Douglas
ISLE OF MAN
IM2 7AD

Miss Carol Emily Pinfold   251
126 Gassiot Road
Tooting
LONDON
SW17 8LE

Mr William Robb Watt   41
6 Woodhill Terrace
ABERDEEN
AB15 5LE

Mrs Karen Elizabeth Young   75
16 Noel Coward Close
BURNHAM ON SEA
Somerset
TA8 1QE

Mr Christopher David Collen   68
39 Burghmuir Court
LINLITHGOW
West Lothian
EH49 7LJ

                                          2978



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 1 0	Month 1 0	Year 2 0 0 3	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	75,947		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	727.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted		

Name

HBOS QUEST Limited A/C Halifax

Class of shares allotted	Number allotted
Ordinary	75,947

Address

The Mound
Edinburgh

UK postcode | EH1 1YZ

Name

Address

Class of shares allotted	Number allotted

UK postcode |

Name

Address

Class of shares allotted	Number allotted

UK postcode |

Name

Address

Class of shares allotted	Number allotted

UK postcode |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed _____ *(signature)* _____ **DEPUTY**   **Date** 10/10/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel. 0131 243 5486

DX number   DX exchange

coform



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 5	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	6,288	16,430	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	719.5p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

) Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited **Address** Trinity Road Halifax West Yorkshire UK postcode HX1 2RG	**Class of shares allotted** Ordinary	**Number allotted** 22,718
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ **Date** 15/10/13

~~DEPUTY~~
A director / Secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant	
HBOS plc, The Mound, Edinburgh, EH1 1YZ	
Tel 0131 243 5486	
DX number	DX exchange

coform



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day: 1 5	Month: 1 0	Year: 2 0 0 3	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	12,049		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	654.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 7,590
Address Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name Mr Denis O'Connell	Class of shares allotted: Ordinary	Number allotted: 4,459
Address 50 Reglan Lane Ballsbridge Dublin 4 Ireland		
UK postcode:		
Name	Class of shares allotted	Number allotted
Address		
UK postcode:		
Name	Class of shares allotted	Number allotted
Address		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _DEPUTY_ _____ Date 15/10/3

A director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant	
HBOS plc, The Mound, Edinburgh, EH1 1YZ	
Tel 0131 243 5486	
DX number	DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 5	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,249	297	484
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	410.0p	577.79p	537.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		.	

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Halifax Nominees Limited	Class of shares allotted Ordinary	Number allotted 1,725
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name See Separate Schedule (A)	Class of shares allotted Ordinary	Number allotted 699
Address		
UK postcode		
Name See Separate Schedule (B)	Class of shares allotted Ordinary	Number allotted 1,606
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed _Leeanne W Nash_   Date 15\10\03

A director / Secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number   DX exchange

coform

Halifax plc Sharesave Exercise
Maturity Closure Schedule

Shares to Individual   **15th October 2003**

Mr Jose V Garcia Cuenca   **510**
Cami Pou de la Montana
31 Apto 20
Urb Las Adelfas
03700 Denia (Alicante)
SPAIN

Ms Maria G S Villajos   **189**
Aragon 13,4 C
28913 Leganes
Madrid
SPAIN

                                       699

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual　　　**15th October 2003**

Mr Peter George Houghton　　　**1417**
c/o Mr & Mrs G Houghton
2 Springfield Close
SHIPSTON ON STOUR
Warwickshire
CV36 4EZ

Miss Emma M Turner　　　**189**
25 Goodrich Close
Muxton
TELFORD
Shropshire
TF2 8SN

1606



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 1 5	Month 1 0	Year 2 0 0 3	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	2,253	444	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	562.0p	597.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Halifax Nominees Limited	Ordinary	434
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
See Separate Schedule	Ordinary	2,263
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed *Lynanne OXack* ~~OGAUTH~~ Date 15\10\03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel. 0131 243 5486
DX number   DX exchange

cdform

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual	**15th October 2003**

Miss Deborah Elizabeth Cocklin 1 Bingham Road ROCHESTER Kent ME2 4JL	191
Mr Malcolm Edward Green 4 Vincent Road SUTTON COLDFIELD West Midlands B75 6AT	401
Mrs Claire Louise Knott 14 Dover Hedge AYLESBURY Bucks HP21 7AH	191
Mrs Karen Mary Pike 17 Harriet Street PENARTH South Glam GF64 2JY	92
Mrs Jacqueline Sage 16 Ladye Wake . Worle WESTON SUPER MARE Avon BS22 7PN	182
Mr Nadeem Shafi 62 Eton Avenue WEMBLEY Middx HA0 3AU	803
Miss Emma M Turner 25 Goodrich Close Muxton TELFORD Shropshire TF2 8SN	69

Mr Steven Graham Plant   **334**
10 Grange Park Court
Churwell Morley
LEEDS
LS27 7UU

2263



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	1 5	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	311		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	748.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name John Anthony Lyons	**Class of shares allotted** Ordinary	**Number allotted** 311
Address 14 Millhedge Close Cobham Surry		
UK postcode KT11 3BE		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed _Lyeanne NDlack_   DEPUTY   Date _15110103_

A ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number   DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 6	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	204,808		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	744.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HBOS QUEST Limited A/C Halifax **Address** The Mound Edinburgh UK postcode EH1 1YZ	**Class of shares allotted** Ordinary	**Number allotted** 204,808
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form   ☐

Signed _Lyounne N Black_   **Date** _16\10\03_

~~A director /~~ DEPUTY ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Nicola Moodie, Company Secretarial Assistant HBOS plc, The Mound, Edinburgh, EH1 1YZ
	Tel 0131 243 5486
	DX number DX exchange

coform



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day: 1 7	Month: 1 0	Year: 2 0 0 3	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	6,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	735.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr James Coyle	**Class of shares allotted** Ordinary	**Number allotted** 6,000
Address 14 Grange View Linlithgow West Lothian		
UK postcode EH49 7HY		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed *Lynanne O V Black*
DEPUTY
A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Date 17/10/2003

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant	
HBOS plc, The Mound, Edinburgh, EH1 1YZ	
Tel 0131 243 5486	
DX number	DX exchange

coform



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	1 7	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,968,171		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	740.7p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Nominees Limited	**Class of shares allotted** Ordinary	**Number allotted** 611,330
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name See Separate CD	**Class of shares allotted** Ordinary	**Number allotted** 3,356,841
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name —	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ Date 20/10/3

DEPUTY
A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number   DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	2 1	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,004		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	736.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Andrew Patrick Columba McLaughlin	Class of shares allotted: Ordinary	Number allotted: 1,004
Address 38 Mounthooly Loan Edinburgh		
UK postcode EH10 7JE		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ~~Xseurt~~ _(signature)_   **Date** 21/10/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number   DX exchange

coform



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	2 2	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	130,228		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	740.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name HBOS Quest Limited A/C HALIFAX	**Class of shares allotted** Ordinary	**Number allotted** 130,228
Address The Mound Edinburgh UK postcode EH1 1YZ		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   ☐

Signed _Yvonne W Black_   DEPUTY   **Date** 22/10/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Nicola Moodie, Company Secretarial Assistant
	HBOS plc, The Mound, Edinburgh, EH1 1YZ
	Tel 0131 243 5486
	DX number DX exchange

coform



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number `SC218813`

Company Name in full `HBOS plc`

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 2	Month 1 0	Year 2 0 0 3	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	P
Number allotted	32,708	18,164	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	654.0p	748.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing) -

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited **Address** Trinity Road Halifax West Yorkshire UK postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 50,872
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed _____   **Date** 23/10/3

Depot
A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Nicola Moodie, Company Secretarial Assistant
	HBOS plc, The Mound, Edinburgh, EH1 1YZ
	Tel 0131 243 5486
	DX number DX exchange

ccform



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From					To				
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 2	Month 1 0	Year 2 0 0 3			Day	Month	Year		

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	5,196	1,225	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	410.0p	578.79p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Halifax Nominees Limited	Ordinary	2,362
Address		
Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
See Separate Schedule	Ordinary	4,059
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed _____ Date 23/10/3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel. 0131 243 5486
DX number   DX exchange

coform

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual   **22nd October 2003**

Mr Philip Calverley   **2362**
19 Brookside
Bicton
SHREWSBURY
SY3 8EP

Mrs Sara Amelia Clarke   **472**
12 Calluna Drive
Priorslee
TELFORD
TF2 9TS

Mrs Elaine Johnston-Maude   1225
Caversham
Saddleworth Rd Barkisland
HALIFAX
West Yorkshire HX4 0AJ

                                    4059

Mrs Elaine Johnston-Maude is the executor of Nigel Johnston-Maude



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From							To					

Date or period during which shares were allotted

(if shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year	Day	Month	Year
	2 2	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1,375	591	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	562.0p	597.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted		

Shareholder details	Class of shares allotted	Number allotted
Name Halifax Nominees Limited **Address** Trinity Road Halifax West Yorkshire UK postcode HX1 2RG	Ordinary	1,204
Name See Separate Schedule **Address** UK postcode	Ordinary	762
Name **Address** UK postcode		
Name **Address** UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____~~Depvty~~_____   Date 23/10/3

A director / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant	
HBOS plc, The Mound, Edinburgh, EH1 1YZ	
Tel 0131 243 5486	
DX number	DX exchange

coform

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual   **22nd October 2003**

Mrs Catherine May I Fraser   **76**
35 Riversdale Road
EDINBURGH
EH12 5QY

Mr Jay L Gorasia   **200**
138 Station Road
Finchley Central
LONDON
N3 2SG

Miss Lynn Coward   **95**
Garlyn
Kendal Crescent
ALNESS
Rossshire
IV17 0UQ

Miss Lynn Coward   **120**
Garlyn
Kendal Crescent
ALNESS
Rossshire
IV17 0UQ

Mr Jay L Gorasia   **251**
138 Station Road
Finchley Central
LONDON
N3 2SG

Mrs Samantha Elizabeth Kay   **20**
20 Astley Hall Drive
Ramsbottom
BURY
Lancs BL0 9DF

762



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 2	Month 1 0	Year 2 0 0 3	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	787	7,113	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	740.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	

Name	Class of shares allotted	Number allotted
Halifax Nominees Limited	Ordinary	7,900
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		

Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _~Le~_ Date 23/10/3

A director / secretary / administrator / administrative receiver / receiver manager / receiver ~DEPUTY~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486

DX number	DX exchange

coform



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	2 3	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,974		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	654.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Nominees Limited	**Class of shares allotted** Ordinary	**Number allotted** 1,974
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ *Deputy* _____   **Date** __ 23/10/3 __

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Nicola Moodie, Company Secretarial Assistant
	HBOS plc, The Mound, Edinburgh, EH1 1YZ
	Tel. 0131 243 5486
	DX number DX exchange

coform



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	2 3	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,189	3,267	4,513
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	218.93p	428.27p	459.47p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	**Day** 2,3	**Month** 1,0	**Year** 2,0,0,3	**Day**	**Month**	**Year**

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,999	2,745	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	472.53p	570.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited **Address** Trinity Road Halifax West Yorkshire UK postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 721
Name See attached schedule **Address** UK postcode	Class of shares allotted Ordinary	Number allotted 16,992
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ Date 23/10/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

DEPUTY

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Nicola Moodie, Company Secretarial Assistant
	HBOS plc, The Mound, Edinburgh, EH1 1YZ
	Tel. 0131 243 5486
	DX number DX exchange

coform

Number	Title	Forenames	Surname	NI no.	Address	Postcode	163.6	207.864	218.93	428.27	459.47	570	Legacy Total 472.53	Total Units
11617	Mrs	Barbara Dora	Hasson	YE783843	28 Shackleton Close, St Athan	CF62 4JE	0	0	199	0	0	306	129	634
61961	Mrs	Jessie Robina	Hamilton	YR922283	Margate, Gartmore, Stirling	FK8 3SB	0	0	199	280	244	171	0	894
55283	Mr	William Robb	Watt	YY471195	6 Woodhill Terrace, Aberdeen	AB15 5LE	0	0	0	0	593	436	386	1415
55925	Mr	Alistair Robert	Officer	YT537584	17 Drumadoon Drive, Helensburgh	G84 9SF	0	0	0	0	230	0	150	380
41885	Mr	Douglas Ian	Riddell	YP794591	47 Vincent Drive, Westminster Park, Chester	CH4 7RQ	0	0	1530	0	469	436	633	3068
46631	Mrs	Paula Susan	Forbes	NS031014	Tomlunquhart Farm, Nairn	IV12 5NY	0	0	0	0	0	82	0	82
92779	Mrs	Lesley	Cameron	NH737644	21 Willow Park, Otford, Sevenoaks, Kent	TN14 5ND	0	0	0	0	234	174	0	408
13284	Mrs	Sheila	Maddison	YW341469	Aston Villa, 108 Queen Street, Castle Douglas	DG7 1EH	0	0	0	0	0	0	154	154
13462	Mr	John Milne	Marshall	YS803528	53 Drumduan Park, Forres	IV36 1GF	0	0	0	0	0	0	231	231
01504	Mr	Jayesh Lalji	Gorasia	NR229010	138 Station Road, Finchley Central, London	N3 2SG	0	0	0	0	0	0	386	386
01906	Mr	David Thomas	Paterson	YY761511	3 Janefield Court, Lauder, Berwickshire	TD2 6SW	0	0	0	0	952	392	108	1452
08276	Mr	Timothy Rhys	Hughes	WL644845	180 Bury Street, Ruislip, Middlesex	HA4 7TJ	0	0	931	2031	724	184	109	3979
28493	Mrs	Elaine	Mason	YH286683	15 Clochoderick Avenue, Kilbarchan, Renfrewshire	PA10 2AY	0	0	765	544	483	0	0	1792
50928	Mrs	Jean Watson	Dun	YR826019	5 Kirkmill Road, Balfron	G63 0TJ	0	0	565	412	584	256	300	2117
							0	0	4189	3267	4513	2437	2586	16992



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From				To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year		Day	Month	Year
	2 7	1 0	2 0 0 3				

Class of shares *(ordinary or preference etc)*	Ordianry		
Number allotted	7,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	693,5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Thomas William Fraser **Address** Lynedale West Linton Peebleshire UK postcode EH46 7HB	Class of shares allotted Ordinary	Number allotted 7,000
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted
Name **Address** UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ Date 29/10/13

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel. 0131 243 5486

DX number	DX exchange

coform



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	**Day** 2 9	**Month** 1 0	**Year** 2 0 0 3	**Day**	**Month**	**Year**

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	5,706	1,611	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	654p	740p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares
were allotted

*(This information must be supported by the duly
stamped contract or by the duly stamped particulars
on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	**Class of shares allotted**	**Number allotted**
HSDL Nominees Limited	Ordinary	7,317
Address		
Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed _____ Date 29/10/3

A director / secretary / administrator / administrative receiver / receiver manager / receiver DEPUTY

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel. 0131 243 5486

DX number   DX exchange

ccform



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	2 9	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	84,324		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	689.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HBOS Quest Limited A/C HALIFAX	**Class of shares allotted** Ordinary	**Number allotted** 84,324
Address The Mound Edinburgh		
UK postcode EH1 1YZ		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed _____   Date 29/10/3

A ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number   DX exchange

coform



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	2 9	1 0	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	246	454	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	597.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares
were allotted
*(This information must be supported by the duly
stamped contract or by the duly stamped particulars
on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to
the Registrar of Companies at:**

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See Attached Schedule **Address** UK postcode	**Class of shares allotted** Ordinary	**Number allotted** 700
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ Date 29/10/3

A director / ~~secretary~~ DEPUTY / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number	DX exchange

ccform



88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*
CHFP010.

Company Number	SC218813

Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 9	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,262		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Nominees Limited	Class of shares allotted Ordinary	Number allotted 3,262
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ Date 29/10/3

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number   DX exchange

coform



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 9	Month 1 0	Year 2 0 0 3	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	3,078	6,142	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	578.79p	410.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Halifax Nominees Limited **Address** Trinity Road Halifax West Yorkshire UK postcode HX1 2RG	**Class of shares allotted** Ordinary	**Number allotted** 9,220
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _____ Date 29/10/3

~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver-manager / receiver~~ DEPUTY

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Nicola Moodie, Company Secretarial Assistant
	HBOS plc, The Mound, Edinburgh, EH1 1YZ
	Tel 0131 243 5486
	DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number | SC218813

Company Name in full | HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	3 0	1 0	2 0 0 3			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	424		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	679.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Francis Porter	**Class of shares allotted** Ordinary	**Number allotted** 424
Address 14 Craigcrook Road Edinburgh		
UK postcode EH4 3NQ		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed _Ll̲e̲_ **Date** 31/10/3

A director / ~~secretary~~ DEPUTY / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant	
HBOS plc, The Mound, Edinburgh, EH1 1YZ	
Tel 0131 243 5486	
DX number	DX exchange

ccform